 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

Catalyst Biosciences, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

14888D208
(CUSIP Number)

February 19, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON

CCUR Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		125,000
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

125,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

125,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.0%
12	TYPE OF REPORTING PERSON

CO

2

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON

Wayne Barr, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		125,000
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

125,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

125,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.0%
12	TYPE OF REPORTING PERSON

IN

3

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON

JDS1, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		316,560
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	7	SOLE DISPOSITIVE POWER

316,560
	8	SHARED DISPOSITIVE POWER

- 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

316,560
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.6%
12	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON

Actinium Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		155,000*
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

155,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

155,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.3%
12	TYPE OF REPORTING PERSON

PN

_____________________________________________

* Includes 30,000 Shares underlying certain call options exercisable within 60 days hereof.

5

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON

Actinium Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		155,000*
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

155,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

155,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.3%
12	TYPE OF REPORTING PERSON

OO

_____________________________________________

* Includes 30,000 Shares underlying certain call options exercisable within 60 days hereof.

6

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON

Erik Oros
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		155,000*
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

155,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

155,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.3%
12	TYPE OF REPORTING PERSON

IN

_____________________________________________

* Includes 30,000 Shares underlying certain call options exercisable within 60 days hereof.

7

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON

David S. Oros
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		276,940
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	7	SOLE DISPOSITIVE POWER

276,940
	8	SHARED DISPOSITIVE POWER

- 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

276,940
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.3%
12	TYPE OF REPORTING PERSON

IN

_____________________________________________

* Includes 60,000 Shares underlying certain call options exercisable within 60 days hereof.

8

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON

Julian Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		316,560
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		155,000*
PERSON WITH	7	SOLE DISPOSITIVE POWER

316,560
	8	SHARED DISPOSITIVE POWER

155,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

471,560*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.9%
12	TYPE OF REPORTING PERSON

IN

_____________________________________________

* Includes 30,000 Shares underlying certain call options exercisable within 60 days hereof.

9

CUSIP NO. 14888D208

Item 1(a).	Name of Issuer:

Catalyst Biosciences, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

611 Gateway Blvd., Suite 710

South San Francisco, California 94080

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

CCUR Holdings, Inc. (“CCUR”)

4375 River Green Parkway, Suite 210

Duluth, Georgia 30096

Citizenship: Delaware

JDS1, LLC (“JDS1”)

2200 Fletcher Avenue, Suite 501

Fort Lee, New Jersey 07024

Citizenship: Delaware

Actinium Capital, LP (“Actinium LP”)

2200 Fletcher Avenue, Suite 501

Fort Lee, New Jersey 07024

Citizenship: Delaware

Actinium Capital GP LLC (“Actinium LLC”)

2200 Fletcher Avenue, Suite 501

Fort Lee, New Jersey 07024

Citizenship: Delaware

Wayne Barr, Jr.

4375 River Green Parkway, Suite 210

Duluth, Georgia 30096

Citizenship: United States of America

David S. Oros

702 W. Lake Avenue

Baltimore, Maryland 21210

Citizenship: United States of America

Erik Oros

2200 Fletcher Avenue, Suite 501

Fort Lee, New Jersey 07024

Citizenship: United States of America

Julian Singer

2200 Fletcher Avenue, Suite 501

Fort Lee, New Jersey 07024

Citizenship: United States of America

10

CUSIP NO. 14888D208

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value (the “Shares”).

Item 2(e).	CUSIP Number:

14888D208

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.
(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.
(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on February 28, 2019 (i) CCUR beneficially owned 125,000 Shares, (ii) JDS1 beneficially owned 316,560 Shares, (iii) Actinium LP beneficially owned 155,000 Shares, including 30,000 Shares underlying certain call options, and (iv) Mr. David S. Oros beneficially owned 276,940 Shares, including 60,000 Shares underlying certain call options.

11

CUSIP NO. 14888D208

Mr. Wayne Barr, Jr., as CEO, President and Executive Chairman of CCUR, may be deemed to beneficially own the 125,000 Shares beneficially owned by CCUR.

Actinium LLC, as the general partner of Actinium LP, may be deemed to beneficially own the 155,000 Shares beneficially owned by Actinium LP.

Mr. Erik Oros, as a managing member of Actinium LLC, may be deemed to beneficially own the 155,000 Shares beneficially owned by Actinium LP.

Mr. Julian Singer, as a managing member of each of JDS1 and Actinium LLC, may be deemed to beneficially own the (i) 316,560 Shares beneficially owned by JDS1 and (ii) 155,000 Shares beneficially owned by Actinium LP.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Shares owned by another Reporting Person. Mr. Wayne Barr, Jr., disclaims beneficial ownership of the Shares beneficially owned by CCUR. Each of Actinium LLC and Mr. Erik Oros disclaims beneficial ownership of the Shares beneficially owned by Actinium LP. Mr. Julian Singer disclaims beneficial ownership of the Shares beneficially owned by JDS1 and Actinium LP, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on 11,947,738 Shares outstanding, as of December 20, 2018, as disclosed in the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 21, 2018.

As of the close of business on February 28, 2019 (i) CCUR beneficially owned approximately 1.0% of the outstanding Shares, (ii) JDS1 beneficially owned approximately 2.6% of the outstanding Shares, (iii) Actinium LP beneficially owned approximately 1.3% of the outstanding Shares, (iv) Mr. Wayne Barr, Jr. may be deemed to beneficially own approximately 1.0% of the outstanding Shares, (v) each of Actinium LLC and Mr. Erik Oros may be deemed to beneficially own approximately 1.3% of the outstanding Shares, (vi) Mr. David S. Oros beneficially owned approximately 2.3% of the outstanding Shares, and (vii) Mr. Julian Singer may be deemed to beneficially own approximately 3.9% of the outstanding Shares.

As of the close of business on February 28, 2019, the Reporting Persons collectively beneficially owned an aggregate of 873,500 Shares, including 90,000 Shares underlying certain call options, constituting approximately 7.3% of the Shares outstanding.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

12

CUSIP NO. 14888D208

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

13

CUSIP NO. 14888D208

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2019

CCUR HOLDINGS, INC.

By:	/s/ Wayne Barr, Jr.
	Name:	Wayne Barr, Jr.
	Title:	CEO, President and Executive Chairman

JDS1, LLC

By:	/s/ Julian Singer
	Name:	Julian Singer
	Title:	Managing Member

ACTINIUM CAPITAL, LP

By:	Actinium Capital GP LLC, its general partner

By:	/s/ Julian Singer
	Name:	Julian Singer
	Title:	Managing Member

ACTINIUM CAPITAL GP LLC

By:	/s/ Julian Singer
	Name:	Julian Singer
	Title:	Managing Member

/s/ Wayne Barr, Jr.
Wayne Barr, Jr.

/s/ David S. Oros
David S. Oros

/s/ Erik Oros
ERIK Oros

/s/ Julian Singer
Julian Singer

14